

Mail Stop 4546

March 9, 2017

Via E-mail
Mr. David Koos
Chief Executive Officer
Regen BioPharma, Inc.
4700 Spring Street, St 304
La Mesa, CA 91942

     Re: Regen BioPharma, Inc.
               Form 10-K for the Fiscal Year Ended September 30, 2016
               Filed December 21, 2016
               File No. 333-191725

Dear Mr. Koos:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Financial Statements
Note 10: Stockholders' Equity, page 57

1. Please provide us your accounting analysis with reference to authoritative literature including ASC 470-50, ASC 505-50 and ASC 718, as applicable, supporting your accounting for the issuance of securities at less than fair value. In your analysis, address measurement, recognition and classification. Also address the appropriateness under GAAP of the line item loss on issuance of securities for less than fair value reflected within your statements of operations, shareholders' equity and cash flows.

Mr. David Koos
Regen BioPharma, Inc.
March 9, 2017
Page 2

Item 9A. Controls and Procedures

a) Evaluation of disclosure controls and procedures, page 61

2. Separately tell us how; in view of the apparent deficiency noted in the comment that follows, you were able to conclude that your disclosure, controls and procedures were effective at September 30, 2016.

b) Management's annual report on internal control over financial reporting, page 61

3. You refer to "Internal Control over Financial Reporting – Guidance for Smaller Public Companies (2006)" as the framework in which management's assessment regarding the effectiveness of internal control over financial reporting was based. The framework to which you refer is not a framework; rather it had been guidance on how to apply the COSO framework. Also, management's assessment and conclusion was made as of August 31, 2010, a date not relevant to the filing. Please assess your internal control over financial reporting using a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, and disclose management's conclusion as to its effectiveness as of September 30, 2016 as required by Item 308(a)(2) and (3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh, Senior Staff Accountant, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance